UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  June 25, 2020

IAC/INTERACTIVECORP

(Exact name of registrant as specified in its charter)

Delaware	0-20570	59-2712887
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File No.)	Identification No.)

555 West 18th Street, New York, NY	10011
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 314-7300

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

(Title of each class)	(Trading Symbol(s))	(Name of each exchange on which registered)
Common Stock, par value $0.001	IAC	The Nasdaq Stock Market LLC (Nasdaq Global Select Market)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07.	Submission of Matters to a Vote of Security Holders.

On June 25, 2020, IAC/InterActiveCorp (“IAC” or the “Company”) held its Annual Meeting of Stockholders (the “Annual Meeting”).  At the Annual Meeting, stockholders of the Company voted on the proposals set forth below. The proposals are described in detail in the definitive joint proxy statement/prospectus filed on April 30, 2020 by the Company with the U.S. Securities and Exchange Commission (the “SEC”). The final voting results on each of the matters submitted to a vote of the Company’s stockholders at the Annual Meeting are set forth below.

As of the close of business on May 4, 2020, the record date for the Annual Meeting, there were 79,246,026 shares of IAC common stock (entitled to one vote per share) and 5,789,499 shares of IAC Class B common stock (entitled to ten votes per share) outstanding and entitled to vote on the record date for the Annual Meeting.

1.      A proposal to approve amendments to the IAC certificate of incorporation that will effect the separation of the businesses of Match Group, Inc. (“Match”) from the remaining businesses of IAC through a series of transactions (the “Separation”) that will result in the pre-transaction stockholders of IAC owning shares in two, separate public companies—(1) IAC, which will be renamed “Match Group, Inc.” and which will own the businesses of Match and certain IAC financing subsidiaries (“New Match”), and (2) IAC Holdings, Inc., a Delaware corporation and currently a direct wholly owned subsidiary of IAC (“New IAC”), which will be renamed “IAC/InterActiveCorp” and which will own IAC’s other businesses—by:

•	Reclassifying each share of IAC common stock into a number of new shares of IAC Class M common stock equal to the Reclassification Exchange Ratio and one share of IAC series 1 mandatorily exchangeable preferred stock that will automatically exchange into one share of New IAC common stock immediately following the reclassification; and

•	Reclassifying each share of IAC Class B common stock into a number of shares of IAC Class M common stock equal to the Reclassification Exchange Ratio and one share of IAC series 2 mandatorily exchangeable preferred stock, that will automatically exchange into one share of New IAC Class B common stock immediately following the reclassification.

The proposal was approved on the basis of the following voting results:

a)       IAC common stock

FOR	AGAINST	ABSTAIN	BROKER NON- VOTES
56,760,558	21,829	11,746	4,780,577

b)       IAC Class B common stock

FOR	AGAINST	ABSTAIN	BROKER NON- VOTES
57,894,990	0	0	0

c)       All shares of IAC common stock and IAC Class B common stock

FOR	AGAINST	ABSTAIN	BROKER NON- VOTES
114,655,548	21,829	11,746	4,780,577

2.      A proposal to approve amendments to the IAC certificate of incorporation to provide, following the Separation, for (i) the classification of the board of directors of New Match, with directors serving staggered three-year terms of office, (ii) the removal of members of the board of directors of New Match from office by stockholders being permitted only for cause and with the affirmative vote of not less than a majority of the total voting power of shares of New Match capital stock outstanding and entitled to vote, subject to any rights of holders of preferred stock, (iii) the exclusive right of the board of directors of New Match to fill director vacancies, subject to any rights of holders of preferred stock, (iv) no officer or director of New Match who is also an officer or director of New IAC having liability to New Match or its stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to New IAC instead of New Match, or does not communicate information regarding a corporate opportunity to New Match that the officer or director has directed to New IAC and (v) certain ministerial amendments to the IAC certificate of incorporation. The proposal was approved on the basis of the following voting results:

FOR	AGAINST	ABSTAIN	BROKER NON- VOTES
84,476,760	30,199,293	13,070	4,780,577

3.     A proposal to approve amendments to the IAC certificate of incorporation that will prohibit, following the Separation, action by written consent of stockholders of New Match in lieu of a stockholder meeting, subject to any rights of holders of preferred stock. The proposal was approved on the basis of the following voting results:

FOR	AGAINST	ABSTAIN	BROKER NON- VOTES
83,593,266	31,082,222	13,635	4,780,577

4.     A proposal to approve certain other amendments to the IAC certificate of incorporation as further described in the joint proxy statement/prospectus, including amendments to provide, following the Separation, for the renaming of New Match as “Match Group, Inc.” and the elimination of all classes and series of authorized capital stock of New Match as of immediately prior to the completion of the Separation other than New Match common stock (at which time the IAC Class M common stock would be renamed New Match common stock) and New Match preferred stock. The proposal was approved on the basis of the following voting results:

FOR	AGAINST	ABSTAIN	BROKER NON- VOTES
114,648,520	26,086	14,517	4,780,577

5.     A proposal to approve the issuance of shares of IAC Class M common stock in connection with the transactions contemplated by the Transaction Agreement, dated as of December 19, 2019 and amended as of April 28, 2020 and June 22, 2020, by and among IAC, New IAC, Valentine Merger Sub LLC and Match. The proposal was approved on the basis of the following voting results:

FOR	AGAINST	ABSTAIN	BROKER NON- VOTES
114,595,226	77,235	16,662	4,780,577

6.     A proposal to approve the IAC/InterActiveCorp 2020 Stock and Annual Incentive Plan (which will remain with New Match and be renamed the Match Group, Inc. 2020 Stock and Annual Incentive Plan). The proposal was approved on the basis of the following voting results:

FOR	AGAINST	ABSTAIN	BROKER NON- VOTES
112,751,884	1,906,392	30,847	4,780,577

7.     A proposal to approve the adjournment of the Annual Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the foregoing proposals. The proposal was approved on the basis of the following voting results:

FOR	AGAINST	ABSTAIN	BROKER NON- VOTES
99,644,956	19,788,828	35,916	0

8.     A proposal to elect 11 members to the IAC board of directors, each to hold office until the next succeeding annual meeting of stockholders or until such director's successor shall have been duly elected and qualified (or, if earlier, such director's removal or resignation from the IAC board of directors, including in connection with the completion of the Separation). The stockholders elected each of the nominees to the IAC board of directors on the basis of the following voting results.

Elected by holders of IAC common stock voting as a separate class:

	FOR	WITHHELD	BROKER NON-VOTES
Bryan Lourd	55,156,428	1,637,705	4,780,577
Alan G. Spoon	46,672,879	10,121,254	4,780,577
Richard F. Zannino	55,862,034	932,099	4,780,577

Elected by holders of IAC common stock and IAC Class B common stock, voting together as a single class:

	FOR	WITHHELD	BROKER NON-VOTES
Chelsea Clinton	113,986,129	702,994	4,780,577
Barry Diller	110,719,242	3,969,881	4,780,577
Michael D. Eisner	109,090,539	5,598,584	4,780,577
Bonnie S. Hammer	113,079,702	1,609,421	4,780,577
Victor A. Kaufman	111,904,554	2,784,569	4,780,577
Joseph Levin	113,040,862	1,648,261	4,780,577
David Rosenblatt	113,624,042	1,065,081	4,780,577
Alexander von Furstenberg	110,490,897	4,198,226	4,780,577

9.    A proposal to ratify the appointment of Ernst & Young LLP as IAC’s independent registered public accounting firm for the 2020 fiscal year. The proposal was approved on the basis of the following voting results:

FOR	AGAINST	ABSTAIN
117,816,292	11,626,037	27,371

10.    A proposal to hold an advisory vote on IAC’s executive compensation. The proposal was approved on the basis of the following voting results:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
106,245,376	8,384,888	58,859	4,780,577

Item 8.01.	Other Events.

On June 25, 2020, the Company and Match issued a joint press release announcing the results of the Annual Meeting and the Special Meeting of Match stockholders held on June 25, 2020, which is attached hereto as Exhibit 99.1 and incorporated herein by reference. The Company and Match anticipate that the Separation will be completed after the close of business on June 30, 2020, subject to the satisfaction or waiver of all closing conditions.

No Offer or Solicitation / Additional Information and Where to Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication is being made in respect of a proposed transaction involving IAC, New IAC and Match. In connection with the proposed transaction, on April 28, 2020, IAC and New IAC filed with the SEC an amendment to the joint registration statement on Form S-4 filed on February 13, 2020 (the “Form S-4”) that includes a joint proxy statement of IAC and Match. The Form S-4 was declared effective by the SEC on April 30, 2020, and IAC and Match commenced mailing the joint proxy statement/prospectus to stockholders of IAC and stockholders of Match on or about May 4, 2020. Each party will file other documents regarding the proposed transaction with the SEC. IAC, New IAC and Match may file one or more other documents with the SEC. This communication is not a substitute for the joint proxy statement/prospectus or any other document that may be filed with the SEC in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF IAC ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by IAC (when they become available) may be obtained free of charge on IAC’s website at www.iac.com.

Item 9.01.	Financial Statements and Exhibits.

(d)        Exhibits.

Exhibit No.	Description of Exhibit
99.1	Joint Press Release, dated as of June 25, 2020.
104.1	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IAC/INTERACTIVECORP

By:	/s/ Gregg Winiarski
Name:	Gregg Winiarski
Title:	Executive Vice President, General Counsel & Secretary

 Date: June 26, 2020